Exhibit 3.6

H00000062296

ARTICLES OF AMENDMENT

Article I. Name

The name of this Florida corporation is GONETGEN.COM INC.

Article II. Amendment

The Articles of Incorporation of the Corporation are amended so that the name of the Corporation is changed from GONETGEN.COM INC. to Royal Finance Inc.

Article III. Date Amendment Adopted

The amendment set forth in these Articles of Amendment was adopted on the date shown below.

Article_IV. Shareholder Approval of Amendment

The amendment set forth in these Articles of Amendment was proposed by the Corporation's Board of Directors and approved by the shareholders by a vote sufficient for approval of the amendment.

The undersigned executed this document on the date shown below.

GONETGEN.COM INC.

By: /s/ Martin P. Bolodian

Name: Martin P. Bolodian

Title: President

Date: 11/28/00